UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Archer Aviation Inc.

_____________________________________________________

(Name of Issuer)

Class A Common Stock

_____________________________________________________

(Title of Class of Securities)

03945R 102

_____________________________________________________

(CUSIP Number)

September 16, 2021

_____________________________________________________

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03945R 102

1.	Names of Reporting Person Marc Lore
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 25,925,286 shares
	6.	Shared Voting Power 0 shares
	7.	Sole Dispositive Power 25,925,286 shares
	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,925,286 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 16.5%(1)
12.	Type of Reporting Person (see instructions) IN

(1)	Based upon 156,991,960 shares of Class A common stock outstanding as of September 16, 2021, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 22, 2021.

Item 1(a).	Name of Issuer: Archer Aviation Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 1880 Embarcadero Road, Palo Alto, CA 94303
Item 2(a).	Name of Person Filing: Marc Lore
Item 2(b).	Address of Principal Business Office or, if none, Residence: The address and principal business office of the Reporting Person is: 443 Greenwich Street, PHA New York, NY 10013
Item 2(c).	Citizenship: U.S. citizen
Item 2(d).	Title of Class of Securities: Class A Common Stock
Item 2(e).	CUSIP Number: 03945R 102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount Beneficially Owned: 25,925,286 shares of Class A common stock

(b)	Percent of Class: 16.5%(1)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 25,925,286

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 25,925,286

(iv)	Shared power to dispose or to direct the disposition of: 0

(1)	Based upon 156,991,960 shares of Class A common stock outstanding as of September 16, 2021, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 22, 2021.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 27, 2021
Date

/s/ Marc Lore
Marc Lore